Exhibit 99.2

CABLE & WIRELESS ANNOUNCES DISPOSAL OF BULGARIAN ASSOCIATE

Cable and Wireless plc (“Cable & Wireless”) announces today (2 February 2005) the sale of the 49 percent stake in its Bulgarian associate, RTC-Mobikom, to the Bulgarian Telecommunications Company for cash consideration of Eur10.5 million.

Contacts:

Investor Relations:
Louise Breen
Director, Investor Relations
Tel: +44 20 7315 4460

Craig Thornton,
Manager, Investor Relations
Tel: +44 20 7315 6225

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: 001 212 551 3563

Media:
Lesley Smith
Group Director of Corporate and Public Affairs
Tel: +44 20 7315 4410

Steve Double
Group Head of Media Communications
Tel: +44 20 7315 6759

Peter Eustace
Head of Media Relations
Tel: +44 20 7315 4495

Note to editors

Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless' principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East. For more information about Cable & Wireless, go to www.cw.com.